UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 8, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 27, 2016

Date, Time and Place: Held on October 27, 2016, at 8:30 AM, at Rua Fidêncio Ramos, no. 302, 3rd floor, Tower B, Edifício Vila Olímpia Corporate, Vila Olímpia, in the City of São Paulo, State of São Paulo.

Call notice: Call notice was waived, due to the attendance of all members of the Board of Directors, pursuant to item 6.1 of its Internal Rules.

Attendance: The totality of the sitting members of the Board of Directors in attendance: Messrs. José Luciano Duarte Penido (Chairman of the Board), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, Ernesto Lozardo, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto and Raul Calfat.

Meeting Board:                                                       Mr. José Luciano Duarte Penido — Chairman.

Mrs. Claudia Elisete Rockenbach Leal — Secretary.

Agenda: In accordance with the terms set forth in Article 17, item XV of the Company’s Bylaws, to approve the donation of real estate properties of the Company, located in the States of Rio Grande do Sul and Espírito Santo, as well as authorize the Company’s Board of Officers to execute all documents and perform the necessary acts to accomplish the proposed resolution.

Resolutions: After discussion and analysis of the matters included on the Agenda, the Board members in attendance decided to, without reservations and/or qualifications, by their unanimous vote:

(i)                  Approve the donation, to the Government of the State of Rio Grande do Sul, of the rural real estate property, located in the City of Arroio Grande, State of Rio Grande do Sul, CEP 96330-000, referred to as Fazenda Sangradouro, with 1968,96  hectares, which is described in records Nos. 1027, 255 and 256 of the Real Estate Registry Office of Arroio Grande/RS, with an accounting value of R$ 4.212.695,39 (four million, two hundred and twelve thousand, six hundred and ninety-five Reais and thirty-nine cents), to the expansion of the Mato Grande Biological Reserve, as well as ratify the execution of the Agreement Terms to implement the compensatory measure entered into by the Company and the Secretariat for Environment and Sustainable Development of State of Rio Grande do Sul, on June 15, 2016, which establish the conversion of the environmental compensation value owed by the Company in accordance with the terms set forth in Law 9.985/2000, through the donation of the referred rural real estate property.

(ii)               Approve the donation, to the Municipality of São Mateus, in the State of Espírito Santo, of the rural real estate property, located in the City of São Mateus, in the State of Espírito Santo, CEP 29930-000, referred to as Córrego Santana — Bloco 01 SM, with 0,8174,96 hectares, which is described in record No. 1097 of the Real Estate Registry Office of São Mateus/ES, with an accounting value of R$ 6.264,48 (Six thousand, two hundred and sixty-four Reais and forty-eight cents). Such donation is subject to the construction of a school to the quilombola community, within 5 years after the execution of the donation’s deed.

(ii)               The Board of Officers is authorized, through its members or by attorney-in-facts duly designated, in accordance with the Company’s By-laws, to execute all documents and to perform all and any necessary acts to accomplish the resolution proposed above, as well as ratifies the execution of all document and the performance of all the necessary acts until the present date.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board in attendance. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, Ernesto Lozardo, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto, Raul Calfat, and, also, Mrs. Claudia Elisete Rockenbach Leal (Secretary).

São Paulo, October 27, 2016.

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8th, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO